UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04047921

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for October 29, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-115858
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

121935 SAIL 2004-BNC2
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 29, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________________
Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2004-BNC2

Discount Margin Table - Bond B-BBB+

TIED
Settle as of 10/29/04

Bond Summary - Bond B-BBB+			
Initial Coupon:	4.410	Type:	Fltr
Orig Bal:	4,858,000		
		Formula:	(1m LIBOR)+250.00bp
Factor:	1.0000000	Cap/Floor/Margin:	100.00/0.00/2.50
Factor Date:	10/25/04	Next Pmt:	11/25/04
Delay:	0	Cusip:	

	30 CPR LIB_1M: 1.91	
Price	DM	Duration
89.316792	631	2.85
89.348042	630	
89.379292	629	
89.410542	627	
89.441792	626	
89.473042	625	2.85
89.504292	624	
89.535542	623	
89.566792	621	
89.598042	620	
89.629292	619	2.85
Average Life	3.15	
First Pay	11/25/07	
Last Pay	06/25/08	

Tsy BM	3/03F	4/03F	4/03F
Yield	1.1559	1.1463	1.1511
Coupon			

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	7YR	8YR	9YR	10YR	12YR	15YR	20YR
Yield	1.3100	1.3000	1.2900	1.2800	1.3887	1.9508	2.5295	2.9907	3.3669	3.8986	4.0907	4.2553	4.4024	4.7447	4.9132	5.1416

NO PREAY STRESS

Fwd LIBOR/Swap Shift	-200 bp	Min 0 bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	9.89	7.91	5.36
CDR - Yield Break	9.34	7.78	5.57
% Cum Loss 1st $ Principal Loss	9.36	7.25	4.67
CDR - 1st $ Principal Loss	8.93	7.23	4.93
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months			
% Cum Loss Yield Break	8.21	6.57	4.46
CDR - Yield Break	9.61	7.98	5.67
% Cum Loss 1st $ Principal Loss	7.76	6.02	3.89
CDR - 1st $ Principal Loss	9.17	7.39	5.01
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	6.52	5.23	3.55
CDR - Yield Break	9.89	8.17	5.77
% Cum Loss 1st $ Principal Loss	6.16	4.79	3.10
CDR - 1st $ Principal Loss	9.41	7.56	5.09
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	8.55	6.71	4.50
CDR - Yield Break	8.29	6.77	4.77
% Cum Loss 1st $ Principal Loss	8.07	6.15	3.92
CDR - 1st $ Principal Loss	7.90	6.27	4.21
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	7.22	5.69	3.83
CDR - Yield Break	8.67	7.08	4.97
% Cum Loss 1st $ Principal Loss	6.82	5.21	3.34
CDR - 1st $ Principal Loss	8.26	6.55	4.38
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	5.89	4.67	3.15
CDR - Yield Break	9.06	7.39	5.16
% Cum Loss 1st $ Principal Loss	5.57	4.28	2.75

CDR - 1st $ Principal Loss	8.62	6.82	4.55

PREPAY STRESS

Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	7.73	6.30	4.93
CDR - Yield Break	4.43	8.01	11.78
% Cum Loss 1st $ Principal Loss	7.32	5.77	4.28
CDR - 1st $ Principal Loss	4.21	7.42	10.51
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	7.05	5.51	4.15
CDR - Yield Break	4.06	7.13	10.25
% Cum Loss 1st $ Principal Loss	6.68	5.04	3.75
CDR - 1st $ Principal Loss	3.86	6.59	9.42

NO PREAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	8.88	6.95	4.44
CDR - Yield Break	8.55	6.97	4.71
% Cum Loss 1st $ Principal Loss	8.20	6.16	3.75
CDR - 1st $ Principal Loss	8.01	6.29	4.05
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months			
% Cum Loss Yield Break	7.38	5.79	3.71
CDR - Yield Break	8.80	7.15	4.80
% Cum Loss 1st $ Principal Loss	6.81	5.13	3.13
CDR - 1st $ Principal Loss	8.22	6.42	4.11
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	5.89	4.63	2.97
CDR - Yield Break	9.05	7.32	4.89
% Cum Loss 1st $ Principal Loss	5.43	4.10	2.51
CDR - 1st $ Principal Loss	8.42	6.56	4.17
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	7.69	5.91	3.74
CDR - Yield Break	7.58	6.07	4.03
% Cum Loss 1st $ Principal Loss	7.07	5.24	3.17
CDR - 1st $ Principal Loss	7.07	5.46	3.47
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	6.51	5.02	3.19
CDR - Yield Break	7.94	6.34	4.20
% Cum Loss 1st $ Principal Loss	5.99	4.45	2.71
CDR - 1st $ Principal Loss	7.38	5.69	3.62
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	5.33	4.13	2.63
CDR - Yield Break	8.29	6.62	4.37
% Cum Loss 1st $ Principal Loss	4.90	3.66	2.25

CDR - 1st $ Principal Loss	7.69	5.93	3.77

PREPAY STRESS

Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	6.06	5.55	4.51
CDR - Yield Break	3.52	7.18	10.97
% Cum Loss 1st $ Principal Loss	5.54	4.92	3.20
CDR - 1st $ Principal Loss	3.23	6.45	8.24
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	5.53	4.86	3.79
CDR - Yield Break	3.22	6.38	9.52
% Cum Loss 1st $ Principal Loss	5.06	4.31	2.81
CDR - 1st $ Principal Loss	2.96	5.73	7.38

	A	B	C	D	E
1	**SAIL 2004 BNC2, Class A4**				
2					
3	**Deal Information**				
4	Deal Type:	Home Equity	Gross WAC:	7.2852	Orig Deal Bal:
5	Cur Deal Bal:	$1,079,622,917.65	WA Amort Term:	356	Orig Collat Bal:
6	At Pricing		Deal Closed:	10/29/2004	Next Pay:
7					
8	**Tranche Information**				
9					
10	**Tranche**	A4			
11	**Coupon**	2.2300			
12	**Type**	SEN_FLT			
13	**Orig Balance**	94,652,000.00			
14	**Cur Balance**	94,652,000.00			
15	**Factor**	1.0000			
16	**Delay**	0			
17	**Accrual Date**	10/25/2004			
18	**Group**	2			
19	**Accum Writedown**	0.00			
20	**Orig Support (%)**	13.35			
21	**Cur Support (%)**	13.35			
22	**Accum Int Shortfall**	0.00			
23	**Int Rate Used**	LIBOR 1MO			
24	**Floater Floor**	0.0000			
25	**Floater Cap**	Formula			
26	**Freq**	Monthly			
27	**Ground Group**	2F,"2A"			
28	**Business Day**	None			
29	**Daycount**	Actual/360			
30	**Cur Support ($)**	144,128,917.65			
31	**Orig Support ($)**	144,128,917.65			
32	**Cur Basis**	1,079,622,917.65			
33	**Orig Basis**	1,079,622,917.65			
34	**Cur Subordinate**	138,731,000.00			
35	**Orig Subordinate**	138,731,000.00			

	A	B	C	D	E
36	Cur Guaranty	0.00			
37	Orig Guaranty	0.00			
38	Cur Letter	0.00			
39	Orig Letter	0.00			
40	Cur Reserve	0.00			
41	Orig Reserve	0.00			
42	Cur Excess Interest	3,497,383.73			
43	Orig Excess Interest	0.00			
44	Cur OC	5,397,917.65			
45	Orig OC	5,397,917.65			
46	Cur Fully Insured	No			
47	Orig Fully Insured	No			
48	Cur Writedown by Rules	Yes			
49	Orig Writedown by Rules	Yes			
50					
51	**Assumptions**				
52	LIBOR_1MO	2.132294 2.211651 2.229974 2.220374 2.529351 2.541498 2.442895 2.646899 2.719499 2.724224 2.662396 2.817823 2.854198 3.071703 2			
53	LIBOR_6MO	2.322000 2.374275 2.447542 2.529975 2.614855 2.637272 2.683835 2.753164 2.824781 2.864571 2.896947 3.018357 3.097052 3.174155 3			
54	Shock	300			
55	1F Prepay Rate	8 CPR			
56	1A Prepay Rate	25 CPR			
57	2F Prepay Rate	8 CPR			
58	2A Prepay Rate	25 CPR			
59					
60	**Tranche Stats**				
61	WAL	4.40			
62	Princ Window	Aug07~Jun11			
63	Matures	Jun11			
64	Gaps in Princ	Yes			
65					
66	**Cashflows**				
67	Period	Date	Principal	Interest	Cash Flow
68	Total		94,652,000.00	28,956,749.43	123,608,749.43
69					
70	0	10/29/2004	0.00	0.00	0.00

	A	B	C	D	E
71	1	11/25/2004	0.00	181,758.13	181,758.13
72	2	12/25/2004	0.00	430,058.78	430,058.78
73	3	01/25/2005	0.00	450,862.13	450,862.13
74	4	02/25/2005	0.00	452,355.56	452,355.56
75	5	03/25/2005	0.00	407,872.48	407,872.48
76	6	04/25/2005	0.00	476,756.55	476,756.55
77	7	05/25/2005	0.00	462,335.42	462,335.42
78	8	06/25/2005	0.00	469,709.88	469,709.88
79	9	07/25/2005	0.00	470,649.10	470,649.10
80	10	08/25/2005	0.00	492,254.73	492,254.73
81	11	09/25/2005	0.00	492,639.85	492,639.85
82	12	10/25/2005	0.00	471,871.46	471,871.46
83	13	11/25/2005	0.00	500,268.72	500,268.72
84	14	12/25/2005	0.00	487,000.16	487,000.16
85	15	01/25/2006	0.00	520,961.43	520,961.43
86	16	02/25/2006	0.00	511,485.72	511,485.72
87	17	03/25/2006	0.00	459,095.82	459,095.82
88	18	04/25/2006	0.00	546,256.30	546,256.30
89	19	05/25/2006	0.00	520,906.71	520,906.71
90	20	06/25/2006	0.00	540,452.92	540,452.92
91	21	07/25/2006	0.00	540,092.44	540,092.44
92	22	08/25/2006	0.00	545,907.05	545,907.05
93	23	09/25/2006	0.00	557,773.57	557,773.57
94	24	10/25/2006	0.00	549,898.38	549,898.38
95	25	11/25/2006	0.00	559,150.12	559,150.12
96	26	12/25/2006	0.00	548,405.33	548,405.33
97	27	01/25/2007	0.00	575,411.12	575,411.12
98	28	02/25/2007	0.00	576,251.28	576,251.28
99	29	03/25/2007	0.00	506,376.76	506,376.76
100	30	04/25/2007	0.00	600,351.59	600,351.59
101	31	05/25/2007	0.00	568,322.24	568,322.24
102	32	06/25/2007	0.00	586,184.81	586,184.81
103	33	07/25/2007	0.00	575,437.62	575,437.62
104	34	08/25/2007	4,355,554.30	594,756.13	4,950,310.43
105	35	09/25/2007	4,262,864.38	575,444.07	4,838,308.45
106	36	10/25/2007	4,154,724.59	521,846.58	4,676,571.17

	A	B	C	D	E
107	37	11/25/2007	0.00	522,886.84	522,886.84
108	38	12/25/2007	2,807,574.20	504,600.15	3,312,174.35
109	39	01/25/2008	2,848,553.22	510,489.01	3,359,042.24
110	40	02/25/2008	2,785,958.63	491,801.31	3,277,759.94
111	41	03/25/2008	2,724,817.47	445,041.52	3,169,859.00
112	42	04/25/2008	2,659,880.24	458,763.41	3,118,643.65
113	43	05/25/2008	2,601,766.91	431,012.85	3,032,779.77
114	44	06/25/2008	2,544,999.48	433,084.11	2,978,083.59
115	45	07/25/2008	2,489,546.23	396,588.81	2,886,135.05
116	46	08/25/2008	2,435,376.21	398,887.34	2,834,263.55
117	47	09/25/2008	2,382,459.18	384,206.30	2,766,665.48
118	48	10/25/2008	2,326,815.23	356,936.96	2,683,752.19
119	49	11/25/2008	2,276,482.14	356,426.92	2,632,909.06
120	50	12/25/2008	2,227,310.42	328,924.87	2,556,235.29
121	51	01/25/2009	2,179,272.74	329,401.09	2,508,673.83
122	52	02/25/2009	2,132,342.42	314,253.16	2,446,595.58
123	53	03/25/2009	2,086,493.43	262,273.90	2,348,767.33
124	54	04/25/2009	2,039,570.36	301,481.78	2,341,052.14
125	55	05/25/2009	1,995,896.84	262,717.31	2,258,614.15
126	56	06/25/2009	1,953,227.40	260,936.12	2,214,163.52
127	57	07/25/2009	1,911,538.46	242,898.08	2,154,436.54
128	58	08/25/2009	1,870,806.99	237,486.45	2,108,293.44
129	59	09/25/2009	1,836,086.73	225,410.82	2,061,497.54
130	60	10/25/2009	1,795,770.00	206,077.42	2,001,847.42
131	61	11/25/2009	1,767,842.24	202,252.02	1,970,094.25
132	62	12/25/2009	1,730,373.37	183,037.97	1,913,411.34
133	63	01/25/2010	1,693,763.39	179,491.59	1,873,254.98
134	64	02/25/2010	1,657,992.13	167,276.38	1,825,268.51
135	65	03/25/2010	1,623,039.91	135,972.98	1,759,012.89
136	66	04/25/2010	1,587,699.60	152,132.38	1,739,831.98
137	67	05/25/2010	1,554,377.01	128,290.54	1,682,667.55
138	68	06/25/2010	1,521,815.64	122,981.31	1,644,796.95
139	69	07/25/2010	1,489,997.63	109,991.20	1,599,988.83
140	70	08/25/2010	1,458,905.57	102,730.06	1,561,635.63
141	71	09/25/2010	1,428,522.42	92,527.64	1,521,050.06
142	72	10/25/2010	1,398,514.19	79,613.86	1,478,128.05

	A	B	C	D	E
143	73	11/25/2010	1,369,512.47	72,776.27	1,442,288.73
144	74	12/25/2010	1,341,170.59	60,514.40	1,401,684.98
145	75	01/25/2011	1,313,473.09	53,537.23	1,367,010.32
146	76	02/25/2011	1,286,404.88	43,833.84	1,330,238.72
147	77	03/25/2011	1,259,951.23	30,073.19	1,290,024.42
148	78	04/25/2011	1,234,015.87	26,679.47	1,260,695.34
149	79	05/25/2011	1,208,751.96	15,708.77	1,224,460.72
150	80	06/25/2011	1,040,188.61	7,580.86	1,047,769.47
151					

	F	G	H	I	J	K	L	M
1								
2								
3								
4	$1,079,622,917.65	WA Rem Term:	356					
5	$1,079,622,917.65	Cur Collat Bal:	$1,079,622,917.65					
6	11/25/2004	First Pay:	11/25/2004					
7								
8								
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								

	F	G	H	I	J	K	L	M
36								
37								
38								
39								
40								
41								
42								
43								
44								
45								
46								
47								
48								
49								
50								
51								
52	.955445 2.916171 3.382047 3.284066 3.310845 3.527303 3.377762 3.523353 3.651623 3.540242 3.632694 3.739749 3.750057 3.558416 4.045745 3.885201 3.871932 3.975							
53	.251096 3.322451 3.425080 3.470650 3.513968 3.568402 3.604336 3.667326 3.673259 3.739950 3.798346 3.838853 3.878760 3.917213 4.005704 3.990962 4.026701 4.061							
54								
55								
56								
57								
58								
59								
60								
61								
62								
63								
64								
65								
66								
67	**Balance**	**Princ Writedown**	**Accrued Interest**	**Interest Shortfall**	**Accum Interest Shortfall**	**Coupon**	**Effective Coupon**	**Credit Support**
68		**0.00**	**28,956,749.43**	**0.00**				
69								
70	94,652,000.00	0.00	0.00	0.00	0.00	0.0000	0.0000	0.00

	F	G	H	I	J	K	L	M
71	94,652,000.00	0.00	181,758.13	0.00	0.00	2.2300	2.2300	13.35
72	94,652,000.00	0.00	430,058.78	0.00	0.00	5.4523	5.4523	13.64
73	94,652,000.00	0.00	450,862.13	0.00	0.00	5.5317	5.5317	13.94
74	94,652,000.00	0.00	452,355.56	0.00	0.00	5.5500	5.5500	14.24
75	94,652,000.00	0.00	407,872.48	0.00	0.00	5.5404	5.5404	14.55
76	94,652,000.00	0.00	476,756.55	0.00	0.00	5.8494	5.8494	14.86
77	94,652,000.00	0.00	462,335.42	0.00	0.00	5.8615	5.8615	15.18
78	94,652,000.00	0.00	469,709.88	0.00	0.00	5.7629	5.7629	15.51
79	94,652,000.00	0.00	470,649.10	0.00	0.00	5.9669	5.9669	15.84
80	94,652,000.00	0.00	492,254.73	0.00	0.00	6.0395	6.0395	16.18
81	94,652,000.00	0.00	492,639.85	0.00	0.00	6.0442	6.0442	16.53
82	94,652,000.00	0.00	471,871.46	0.00	0.00	5.9824	5.9824	16.88
83	94,652,000.00	0.00	500,268.72	0.00	0.00	6.1378	6.1378	17.24
84	94,652,000.00	0.00	487,000.16	0.00	0.00	6.1742	6.1742	17.61
85	94,652,000.00	0.00	520,961.43	0.00	0.00	6.3917	6.3917	17.98
86	94,652,000.00	0.00	511,485.72	0.00	0.00	6.2754	6.2754	18.36
87	94,652,000.00	0.00	459,095.82	0.00	0.00	6.2362	6.2362	18.75
88	94,652,000.00	0.00	546,256.30	0.00	0.00	6.7020	6.7020	19.15
89	94,652,000.00	0.00	520,906.71	0.00	0.00	6.6041	6.6041	19.55
90	94,652,000.00	0.00	540,452.92	0.00	0.00	6.6308	6.6308	19.96
91	94,652,000.00	0.00	540,092.44	0.00	0.00	6.8473	6.8473	20.38
92	94,652,000.00	0.00	545,907.05	0.00	0.00	6.6978	6.6978	20.81
93	94,652,000.00	0.00	557,773.57	0.00	0.00	6.8434	6.8434	21.24
94	94,652,000.00	0.00	549,898.38	0.00	0.00	6.9716	6.9716	21.69
95	94,652,000.00	0.00	559,150.12	0.00	0.00	6.8602	6.8602	22.13
96	94,652,000.00	0.00	548,405.33	0.00	0.00	6.9527	6.9527	22.59
97	94,652,000.00	0.00	575,411.12	0.00	0.00	7.0597	7.0597	23.06
98	94,652,000.00	0.00	576,251.28	0.00	0.00	7.0701	7.0701	23.53
99	94,652,000.00	0.00	506,376.76	0.00	0.00	6.8784	6.8784	24.01
100	94,652,000.00	0.00	600,351.59	0.00	0.00	7.3657	7.3657	24.50
101	94,652,000.00	0.00	568,322.24	0.00	0.00	7.2052	7.2052	25.00
102	94,652,000.00	0.00	586,184.81	0.00	0.00	7.1919	7.1919	25.51
103	94,652,000.00	0.00	575,437.62	0.00	0.00	7.2954	7.2954	26.02
104	90,296,445.70	0.00	594,756.13	0.00	0.00	7.2971	7.2971	26.55
105	86,033,581.32	0.00	575,444.07	0.00	0.00	7.4007	7.4007	27.09
106	81,878,856.73	0.00	521,846.58	0.00	0.00	7.2787	7.2787	27.63

	F	G	H	I	J	K	L	M
107	81,878,856.73	0.00	522,886.84	0.00	0.00	7.4161	7.4161	28.18
108	79,071,282.53	0.00	504,600.15	0.00	0.00	7.3953	7.3953	26.75
109	76,222,729.31	0.00	510,489.01	0.00	0.00	7.4974	7.4974	26.70
110	73,436,770.67	0.00	491,801.31	0.00	0.00	7.4928	7.4928	26.70
111	70,711,953.20	0.00	445,041.52	0.00	0.00	7.5230	7.5230	26.70
112	68,052,072.96	0.00	458,763.41	0.00	0.00	7.5342	7.5342	26.70
113	65,450,306.04	0.00	431,012.85	0.00	0.00	7.6003	7.6003	26.70
114	62,905,306.56	0.00	433,084.11	0.00	0.00	7.6842	7.6842	26.70
115	60,415,760.33	0.00	396,588.81	0.00	0.00	7.5654	7.5654	26.70
116	57,980,384.12	0.00	398,887.34	0.00	0.00	7.6673	7.6673	26.70
117	55,597,924.94	0.00	384,206.30	0.00	0.00	7.6953	7.6953	26.70
118	53,271,109.71	0.00	356,936.96	0.00	0.00	7.7040	7.7040	26.70
119	50,994,627.57	0.00	356,426.92	0.00	0.00	7.7700	7.7700	26.70
120	48,767,317.15	0.00	328,924.87	0.00	0.00	7.7402	7.7402	26.70
121	46,588,044.41	0.00	329,401.09	0.00	0.00	7.8440	7.8440	26.70
122	44,455,701.99	0.00	314,253.16	0.00	0.00	7.8333	7.8333	26.70
123	42,369,208.56	0.00	262,273.90	0.00	0.00	7.5853	7.5853	26.70
124	40,329,638.20	0.00	301,481.78	0.00	0.00	8.2633	8.2633	26.70
125	38,333,741.36	0.00	262,717.31	0.00	0.00	7.8171	7.8171	26.70
126	36,380,513.96	0.00	260,936.12	0.00	0.00	7.9049	7.9049	26.70
127	34,468,975.50	0.00	242,898.08	0.00	0.00	8.0119	8.0119	26.70
128	32,598,168.51	0.00	237,486.45	0.00	0.00	8.0011	8.0011	26.70
129	30,762,081.79	0.00	225,410.82	0.00	0.00	8.0301	8.0301	26.70
130	28,966,311.78	0.00	206,077.42	0.00	0.00	8.0389	8.0389	26.70
131	27,198,469.54	0.00	202,252.02	0.00	0.00	8.1085	8.1085	26.70
132	25,468,096.18	0.00	183,037.97	0.00	0.00	8.0757	8.0757	26.70
133	23,774,332.79	0.00	179,491.59	0.00	0.00	8.1844	8.1844	26.70
134	22,116,340.66	0.00	167,276.38	0.00	0.00	8.1708	8.1708	26.70
135	20,493,300.75	0.00	135,972.98	0.00	0.00	7.9047	7.9047	26.70
136	18,905,601.15	0.00	152,132.38	0.00	0.00	8.6209	8.6209	26.70
137	17,351,224.14	0.00	128,290.54	0.00	0.00	8.1430	8.1430	26.70
138	15,829,408.50	0.00	122,981.31	0.00	0.00	8.2309	8.2309	26.70
139	14,339,410.87	0.00	109,991.20	0.00	0.00	8.3382	8.3382	26.70
140	12,880,505.30	0.00	102,730.06	0.00	0.00	8.3197	8.3197	26.70
141	11,451,982.88	0.00	92,527.64	0.00	0.00	8.3422	8.3422	26.70
142	10,053,468.70	0.00	79,613.86	0.00	0.00	8.3424	8.3424	26.70

	F	G	H	I	J	K	L	M
143	8,683,956.23	0.00	72,776.27	0.00	0.00	8.4065	8.4065	26.70
144	7,342,785.64	0.00	60,514.40	0.00	0.00	8.3622	8.3622	26.70
145	6,029,312.55	0.00	53,537.23	0.00	0.00	8.4671	8.4671	26.70
146	4,742,907.66	0.00	43,833.84	0.00	0.00	8.4427	8.4427	26.70
147	3,482,956.43	0.00	30,073.19	0.00	0.00	8.1523	8.1523	26.70
148	2,248,940.56	0.00	26,679.47	0.00	0.00	8.8955	8.8955	26.70
149	1,040,188.61	0.00	15,708.77	0.00	0.00	8.3820	8.3820	26.70
150	0.00	0.00	7,580.86	0.00	0.00	8.4634	8.4634	100.00
151								

	N	O	P	Q	R	S	T	U	V	W
1										
2										
3										
4										
5										
6										
7										
8										
9										
10										
11										
12										
13										
14										
15										
16										
17										
18										
19										
20										
21										
22										
23										
24										
25										
26										
27										
28										
29										
30										
31										
32										
33										
34										
35										

	N	O	P	Q	R	S	T	U	V	W
36										
37										
38										
39										
40										
41										
42										
43										
44										
45										
46										
47										
48										
49										
50										
51										
52	410 3.977094 4.080708 3.958738 4.096120 4.075318 4.177361 4.172832 4.203007 4.214193 4.280289 4.364248 4.245444 4.347271 4.375276 4.383963 4.449974 4.420224 4.523989									
53	170 4.095399 4.128580 4.149313 4.192630 4.223861 4.272867 4.284416 4.314009 4.343238 4.372046 4.400842 4.410342 4.457623 4.485813 4.467138 4.562090 4.570094 4.598056									
54										
55										
56										
57										
58										
59										
60										
61										
62										
63										
64										
65										
66										
67	**Coupon Cap Shortfall**	**Accum Coup Cap Shortfall**	**Payback Coup Cap Shortfall**							
68	**293,989.62**		**293,989.62**							
69										
70	0.00	0.00	0.00							

	N	O	P	Q	R	S	T	U	V	W
71	0.00	0.00	0.00							
72	0.00	0.00	0.00							
73	0.00	0.00	0.00							
74	0.00	0.00	0.00							
75	0.00	0.00	0.00							
76	0.00	0.00	0.00							
77	0.00	0.00	0.00							
78	0.00	0.00	0.00							
79	0.00	0.00	0.00							
80	0.00	0.00	0.00							
81	0.00	0.00	0.00							
82	0.00	0.00	0.00							
83	2,721.13	0.00	2,721.13							
84	0.00	0.00	0.00							
85	22,937.25	0.00	22,937.25							
86	13,220.16	0.00	13,220.16							
87	0.00	0.00	0.00							
88	47,501.89	0.00	47,501.89							
89	21,904.86	0.00	21,904.86							
90	41,201.62	0.00	41,201.62							
91	40,589.71	0.00	40,589.71							
92	46,150.92	0.00	46,150.92							
93	57,762.08	0.00	57,762.08							
94	0.00	0.00	0.00							
95	0.00	0.00	0.00							
96	0.00	0.00	0.00							
97	0.00	0.00	0.00							
98	0.00	0.00	0.00							
99	0.00	0.00	0.00							
100	0.00	0.00	0.00							
101	0.00	0.00	0.00							
102	0.00	0.00	0.00							
103	0.00	0.00	0.00							
104	0.00	0.00	0.00							
105	0.00	0.00	0.00							
106	0.00	0.00	0.00							

	N	O	P	Q	R	S	T	U	V	W
107	0.00	0.00	0.00							
108	0.00	0.00	0.00							
109	0.00	0.00	0.00							
110	0.00	0.00	0.00							
111	0.00	0.00	0.00							
112	0.00	0.00	0.00							
113	0.00	0.00	0.00							
114	0.00	0.00	0.00							
115	0.00	0.00	0.00							
116	0.00	0.00	0.00							
117	0.00	0.00	0.00							
118	0.00	0.00	0.00							
119	0.00	0.00	0.00							
120	0.00	0.00	0.00							
121	0.00	0.00	0.00							
122	0.00	0.00	0.00							
123	0.00	0.00	0.00							
124	0.00	0.00	0.00							
125	0.00	0.00	0.00							
126	0.00	0.00	0.00							
127	0.00	0.00	0.00							
128	0.00	0.00	0.00							
129	0.00	0.00	0.00							
130	0.00	0.00	0.00							
131	0.00	0.00	0.00							
132	0.00	0.00	0.00							
133	0.00	0.00	0.00							
134	0.00	0.00	0.00							
135	0.00	0.00	0.00							
136	0.00	0.00	0.00							
137	0.00	0.00	0.00							
138	0.00	0.00	0.00							
139	0.00	0.00	0.00							
140	0.00	0.00	0.00							
141	0.00	0.00	0.00							
142	0.00	0.00	0.00							

	N	O	P	Q	R	S	T	U	V	W
143	0.00	0.00	0.00							
144	0.00	0.00	0.00							
145	0.00	0.00	0.00							
146	0.00	0.00	0.00							
147	0.00	0.00	0.00							
148	0.00	0.00	0.00							
149	0.00	0.00	0.00							
150	0.00	0.00	0.00							
151										

	X	Y	Z	AA	AB	AC	AD	AE	AF	AG	AH	AI	AJ	AK	AL
1															
2															
3															
4															
5															
6															
7															
8															
9															
10															
11															
12															
13															
14															
15															
16															
17															
18															
19															
20															
21															
22															
23															
24															
25															
26															
27															
28															
29															
30															
31															
32															
33															
34															
35															

	X	Y	Z	AA	AB	AC	AD	AE	AF	AG	AH	AI	AJ	AK	AL
36															
37															
38															
39															
40															
41															
42															
43															
44															
45															
46															
47															
48															
49															
50															
51															
52	4.513322 4.265288 4.943262 4.497099 4.584853 4.691918 4.681129 4.710126 4.718887 4.788499 4.755659 4.864430 4.850847 4.584671 5.300859 4.823018 4.910947 5.018242 4.999														
53	4.626580 4.655088 4.730684 4.692561 4.742081 4.771113 4.800437 4.829289 4.807959 4.906897 4.912768 4.939180 4.965343 4.990663 5.065116 5.017734 5.062567 5.084911 5.106														
54															
55															
56															
57															
58															
59															
60															
61															
62															
63															
64															
65															
66															
67															
68															
69															
70															

	X	Y	Z	AA	AB	AC	AD	AE	AF	AG	AH	AI	AJ	AK	AL
71															
72															
73															
74															
75															
76															
77															
78															
79															
80															
81															
82															
83															
84															
85															
86															
87															
88															
89															
90															
91															
92															
93															
94															
95															
96															
97															
98															
99															
100															
101															
102															
103															
104															
105															
106															

	X	Y	Z	AA	AB	AC	AD	AE	AF	AG	AH	AI	AJ	AK	AL
107															
108															
109															
110															
111															
112															
113															
114															
115															
116															
117															
118															
119															
120															
121															
122															
123															
124															
125															
126															
127															
128															
129															
130															
131															
132															
133															
134															
135															
136															
137															
138															
139															
140															
141															
142															

	X	Y	Z	AA	AB	AC	AD	AE	AF	AG	AH	AI	AJ	AK	AL
143															
144															
145															
146															
147															
148															
149															
150															
151															

	AM	AN	AO	AP	AQ	AR	AS	AT	AU	AV	AW	AX	AY	AZ	BA
1															
2															
3															
4															
5															
6															
7															
8															
9															
10															
11															
12															
13															
14															
15															
16															
17															
18															
19															
20															
21															
22															
23															
24															
25															
26															
27															
28															
29															
30															
31															
32															
33															
34															
35															

	AM	AN	AO	AP	AQ	AR	AS	AT	AU	AV	AW	AX	AY	AZ	BA
36															
37															
38															
39															
40															
41															
42															
43															
44															
45															
46															
47															
48															
49															
50															
51															
52	688 5.022177 5.022366 5.086489 5.042234 5.147122 5.122722 4.832284 5.575492 5.061956 5.143447 5.244849 5.213819 5.225605 5.214073 5.270399 5.214449 5.315623 5.282883 5														
53	845 5.127787 5.095462 5.189605 5.185428 5.202661 5.219301 5.234814 5.301814 5.240266 5.275767 5.287861 5.299916 5.311681 5.323547 5.335633 5.348229 5.361004 5.374512 5														
54															
55															
56															
57															
58															
59															
60															
61															
62															
63															
64															
65															
66															
67															
68															
69															
70															

	AM	AN	AO	AP	AQ	AR	AS	AT	AU	AV	AW	AX	AY	AZ	BA
71															
72															
73															
74															
75															
76															
77															
78															
79															
80															
81															
82															
83															
84															
85															
86															
87															
88															
89															
90															
91															
92															
93															
94															
95															
96															
97															
98															
99															
100															
101															
102															
103															
104															
105															
106															

	AM	AN	AO	AP	AQ	AR	AS	AT	AU	AV	AW	AX	AY	AZ	BA
107															
108															
109															
110															
111															
112															
113															
114															
115															
116															
117															
118															
119															
120															
121															
122															
123															
124															
125															
126															
127															
128															
129															
130															
131															
132															
133															
134															
135															
136															
137															
138															
139															
140															
141															
142															

	AM	AN	AO	AP	AQ	AR	AS	AT	AU	AV	AW	AX	AY	AZ	BA
143															
144															
145															
146															
147															
148															
149															
150															
151															

	BB	BC	BD	BE	BF	BG	BH	BI	BJ	BK	BL	BM	BN	BO	BP
1															
2															
3															
4															
5															
6															
7															
8															
9															
10															
11															
12															
13															
14															
15															
16															
17															
18															
19															
20															
21															
22															
23															
24															
25															
26															
27															
28															
29															
30															
31															
32															
33															
34															
35															

	BB	BC	BD	BE	BF	BG	BH	BI	BJ	BK	BL	BM	BN	BO	BP
36															
37															
38															
39															
40															
41															
42															
43															
44															
45															
46															
47															
48															
49															
50															
51															
52	295263 5.285013 5.344337 5.289423 5.394906 5.364137 5.379589 5.371941 5.434266 5.379239 5.486374 5.453675 5.133970 5.788438 5.515170 5.455451 5.560543 5.523422 5.5328														
53	388357 5.402727 5.417541 5.432867 5.448175 5.463765 5.479027 5.437157 5.508143 5.521936 5.534930 5.547576 5.559469 5.627505 5.581319 5.591560 5.601289 5.611098 5.6207														
54															
55															
56															
57															
58															
59															
60															
61															
62															
63															
64															
65															
66															
67															
68															
69															
70															

	BB	BC	BD	BE	BF	BG	BH	BI	BJ	BK	BL	BM	BN	BO	BP
71															
72															
73															
74															
75															
76															
77															
78															
79															
80															
81															
82															
83															
84															
85															
86															
87															
88															
89															
90															
91															
92															
93															
94															
95															
96															
97															
98															
99															
100															
101															
102															
103															
104															
105															
106															

	BB	BC	BD	BE	BF	BG	BH	BI	BJ	BK	BL	BM	BN	BO	BP
107															
108															
109															
110															
111															
112															
113															
114															
115															
116															
117															
118															
119															
120															
121															
122															
123															
124															
125															
126															
127															
128															
129															
130															
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	BB	BC	BD	BE	BF	BG	BH	BI	BJ	BK	BL	BM	BN	BO	BP
143															
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	BQ	BR	BS	BT	BU	BV	BW
1							
2							
3							
4							
5							
6							
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11							
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	BQ	BR	BS	BT	BU	BV	BW
36							
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40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							
51							
52	49 5.517603 5.575224 5.512497 5.618058 5.580190 5.247400 5.920051 5.63711						
53	80 5.572093 5.640721 5.651277 5.662026 5.673399 5.685072 5.755756 5.70966						
54							
55							
56							
57							
58							
59							
60							
61							
62							
63							
64							
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	BQ	BR	BS	BT	BU	BV	BW
71							
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106							

	BQ	BR	BS	BT	BU	BV	BW
107							
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133							
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135							
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138							
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140							
141							
142							

	BQ	BR	BS	BT	BU	BV	BW
143							
144							
145							
146							
147							
148							
149							
150							
151							

Assumptions	
Loss Lag	6 Months
Runs to Maturity	
Triggers Failing	
Severity - 60%	
Defaults in addition to prepays	
Pricing Speed: Fixed 23 CPR, ARMs 30 CPR	

Lowest CDR where M2 (AA) has principal loss

LIBOR		CDR	Cum Losses
Forward		6.81	10.28%
Forward + 200		4.60	7.29%

Lowest CDR where M3 (AA-) has principal loss

LIBOR		CDR	Cum Losses
Forward		6.05	9.28%
Forward + 200		3.88	6.26%

Assumptions
Runs to Maturity
Triggers Fail
Lag in Losses - 12 Months
Loss Severity - 40%

Baseline Default Curve	Speeds	SAIL 04-BNC2 Class M3 Multiple of Curve(%)	SAIL 04-BNC2 Class M3 Cum Loss %	SAIL 04-BNC2 Class M3 WAL	SAIL 04-BNC2 Class M5 Multiple of Curve(%)	SAIL 04-BNC2 Class M5 Cum Loss %	SAIL 04-BNC2 Class M5 WAL
Spot Libor	50 PPC	407.11	12.213	22.14	342.84	10.285	23.112
Spot Libor	100 PPC	238.92	7.168	12.416	172.15	5.164	13.472
Spot Libor	150 PPC	180.62	4.9	8.435	93.81	2.814	8.377
Spot Libor	200 PPC	200.35	3.775	4.868	79.08	1.955	5.903
Forward	50 PPC	362.99	10.89	23.187	298.81	8.964	23.974
Forward	100 PPC	214.24	6.427	13.284	148.62	4.459	14.463
Forward	150 PPC	156.99	4.41	7.131	81.98	2.459	8.813
Forward	200 PPC	178.76	3.511	4.993	68.45	1.747	6.066
Forward +200	50 PPC	292.04	8.761	24.094	233.75	7.012	24.694
Forward +200	100 PPC	173.04	5.191	14.061	117.77	3.533	15.064
Forward +200	150 PPC	124.89	3.676	7.646	65.29	1.959	9.11
Forward +200	200 PPC	153.88	3.179	5.164	53.68	1.438	6.302
Forward +400	50 PPC	186.72	5.602	24.965	120.72	3.622	25.419
Forward +400	100 PPC	120.39	3.612	15.221	63.4	1.902	16.032
Forward +400	150 PPC	103	3.09	7.919	45.42	1.363	9.466
Forward +400	200 PPC	145.61	3.061	5.217	49.05	1.335	6.289
Forward	Fixed - 50 PPC ARMs - 100 PPC	223.07	6.692	21.772	158.25	4.747	22.309

	This run def/mont	def/ann	cum def
1	0	0	0
13	0.125	1.5	1.5
25	0.15625	1.875	3.375
37	0.125	3	6.375
61	0.0625	0.75	7.125
73	0.03125	0.375	7.5
85	0	0	7.5

This default curve is a step function

	M3			M5		
Spot-1	407.11	12.213	22.14	342.84	10.285	23.112
Spot-2	238.92	7.168	12.416	172.15	5.164	13.472
Spot-3	180.62	4.9	6.435	93.81	2.814	8.377
Spot-4	200.35	3.775	4.868	79.08	1.955	5.903
Fwd-1	362.99	10.89	23.187	298.81	8.964	23.974
Fwd-2	214.24	6.427	13.284	148.62	4.459	14.463
Fwd-3	156.99	4.41	7.131	81.98	2.459	8.813
Fwd-4	178.76	3.511	4.993	68.45	1.747	6.066
Fwd_200-1	292.04	8.761	24.094	233.75	7.012	24.694
Fwd_200-2	173.04	5.191	14.061	117.77	3.533	15.064
Fwd_200-3	124.89	3.676	7.646	65.29	1.959	9.11
Fwd_200-4	153.88	3.179	5.164	53.68	1.438	6.302
Fwd_400-1	186.72	5.602	24.965	120.72	3.622	25.419
Fwd_400-2	120.39	3.612	15.221	63.4	1.902	16.032
Fwd_400-3	103	3.09	7.919	45.42	1.363	9.466
Fwd_400-4	145.61	3.061	5.217	49.05	1.335	6.289
Special	223.07	6.692	21.772	158.25	4.747	22.309

Assumptions
Runs to Maturity
Triggers Fail
Lag in Losses - 12 Months
Loss Severity - 40%

Baseline Default Curve		SAIL 04-BNC2 Class M3			SAIL 04-BNC2 Class M5		
	Speeds	Multiple of Curve(%)	Cum Loss %	WAL	Multiple of Curve(%)	Cum Loss %	WAL
Spot Libor	50 PPC	407.11	12.213	22.14	342.84	10.285	23.112
Spot Libor	100 PPC	238.92	7.168	12.416	172.15	5.164	13.472
Spot Libor	150 PPC	180.62	4.9	6.435	93.81	2.814	8.377
Spot Libor	200 PPC	200.35	3.775	4.868	79.08	1.955	5.903
Forward	50 PPC	362.99	10.89	23.187	298.81	8.964	23.974
Forward	100 PPC	214.24	6.427	13.284	148.62	4.459	14.463
Forward	150 PPC	156.99	4.41	7.131	81.98	2.459	8.813
Forward	200 PPC	178.76	3.511	4.993	68.45	1.747	6.066
Forward +200	50 PPC	292.04	8.761	24.094	233.75	7.012	24.694
Forward +200	100 PPC	173.04	5.191	14.061	117.77	3.533	15.064
Forward +200	150 PPC	124.89	3.676	7.646	65.29	1.959	9.11
Forward +200	200 PPC	153.88	3.179	5.164	53.68	1.438	6.302
Forward +400	50 PPC	186.72	5.602	24.965	120.72	3.622	25.419
Forward +400	100 PPC	120.39	3.612	15.221	63.4	1.902	16.032
Forward +400	150 PPC	103	3.09	7.919	45.42	1.363	9.466
Forward +400	200 PPC	145.61	3.061	5.217	49.05	1.335	6.289
Forward	Fixed - 50 PPC ARMs - 100 PPC	223.07	6.692	21.772	158.25	4.747	22.309

	This run def/mont	def/ann	cum def
1	0	0	0
13	0.125	1.5	1.5
25	0.15625	1.875	3.375
37	0.125	3	6.375
61	0.0625	0.75	7.125
73	0.03125	0.375	7.5
85	0	0	7.5

This default curve is a step function

Assumptions
Runs to Maturity
Triggers Fail
Lag in Losses - 12 Months
Loss Severity - 40%

Baseline Default Curve		SAIL 04-BNC2 (Forward Libor)		
	Speeds	Multiple of Curve(%)	Cum Loss %	WAL
M2	100 PPC	241.89	7.48	9.31
M3	100 PPC	207.29	6.41	13.21
M5	100 PPC	143.22	4.43	14.47

	This run def/mont	def/ann	cum def
1	0	0	0
13	0.125	1.5	1.5
25	0.15625	1.875	3.375
37	0.125	3	6.375
61	0.0751875	0.90225	7.27725
73	0.03759375	0.451125	7.728375
85	0	0	7.728375

This default curve is a step function

	M3			M5		
Spot-1	407.11	12.213	22.14	342.84	10.285	23.112
Spot-2	238.92	7.168	12.416	172.15	5.164	13.472
Spot-3	180.62	4.9	6.435	93.81	2.814	8.377
Spot-4	200.35	3.775	4.868	79.08	1.955	5.903
Fwd-1	362.99	10.89	23.187	298.81	8.964	23.974
Fwd-2	214.24	6.427	13.284	148.62	4.459	14.463
Fwd-3	156.99	4.41	7.131	81.98	2.459	8.813
Fwd-4	178.76	3.511	4.993	68.45	1.747	6.066
Fwd_200-1	292.04	8.761	24.094	233.75	7.012	24.694
Fwd_200-2	173.04	5.191	14.061	117.77	3.533	15.064
Fwd_200-3	124.89	3.676	7.646	65.29	1.959	9.11
Fwd_200-4	153.88	3.179	5.164	53.68	1.438	6.302
Fwd_400-1	186.72	5.602	24.965	120.72	3.622	25.419
Fwd_400-2	120.39	3.612	15.221	63.4	1.902	16.032
Fwd_400-3	103	3.09	7.919	45.42	1.363	9.466
Fwd_400-4	145.61	3.061	5.217	49.05	1.335	6.289
Special	223.07	6.692	21.772	158.25	4.747	22.309

$1,074,225,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST SERIES 2004-BNC2
SENIOR/SUBORDINATE CERTIFICATES
Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Size ($)	Coupon/ Benchmark	Est. WAL[1] (yrs.)	Payment Window[1] (mos.)	Initial C/E[2] (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Fitch
A1[3]	454,919,000	1 M LIBOR	1.50	1-53	13.35%	TBD	12/25/2034	AAA/AAA
A2[3]	102,815,000	1 M LIBOR	6.07	53-82	13.35%	TBD	12/25/2034	AAA/AAA
A3[4]	217,980,000	1 M LIBOR	0.92	1-25	13.35%	TBD	12/25/2013	AAA/AAA
A4[4]	94,652,000	1 M LIBOR	3.00	25-56	13.35%	TBD	12/25/2034	AAA/AAA
A5[4]	65,128,000	1 M LIBOR	6.17	56-82	13.35%	TBD	12/25/2034	AAA/AAA
A6[5]	32,389,000	1 M LIBOR	4.67	40-82	10.35%	TBD	12/25/2034	AAA/NR
M1	38,866,000	1 M LIBOR	4.61	39-82	6.75%	TBD	12/25/2034	AA+/NR
M2	28,610,000	1 M LIBOR	4.58	38-82	4.10%	TBD	12/25/2034	AA/NR
M3	11,336,000	1 M LIBOR	4.56	37-82	3.05%	TBD	12/25/2034	AA-/NR
M4	8,637,000	1 M LIBOR	4.52	37-82	2.25%	TBD	12/25/2034	A+/NR
M5	10,256,000	1 M LIBOR	4.26	37-77	1.30%	TBD	12/25/2034	A/NR
M6	3,779,000	1 M LIBOR	3.80	37-58	0.95%	TBD	12/25/2034	A-/NR
M7	4,858,000	1 M LIBOR	3.21	37-47	0.50%	TBD	12/25/2034	BBB+/NR

To Maturity

Class	Size ($)	Coupon/ Benchmark	Est. WAL[1] (yrs.)	Payment Window[1] (mos.)	Initial C/E[2] (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Fitch
A1[3]	454,919,000	1 M LIBOR	1.50	1-53	13.35%	TBD	12/25/2034	AAA/AAA
A2[3]	102,815,000	1 M LIBOR	7.23	53-184	13.35%	TBD	12/25/2034	AAA/AAA
A3[4]	217,980,000	1 M LIBOR	0.92	1-25	13.35%	TBD	12/25/2013	AAA/AAA
A4[4]	94,652,000	1 M LIBOR	3.00	25-56	13.35%	TBD	12/25/2034	AAA/AAA
A5[4]	65,128,000	1 M LIBOR	7.39	56-183	13.35%	TBD	12/25/2034	AAA/AAA
A6[5]	32,389,000	1 M LIBOR	5.10	40-139	10.35%	TBD	12/25/2034	AAA/NR
M1	38,866,000	1 M LIBOR	5.00	39-130	6.75%	TBD	12/25/2034	AA+/NR
M2	28,610,000	1 M LIBOR	4.86	38-115	4.10%	TBD	12/25/2034	AA/NR
M3	11,336,000	1 M LIBOR	4.71	37-98	3.05%	TBD	12/25/2034	AA-/NR
M4	8,637,000	1 M LIBOR	4.55	37-87	2.25%	TBD	12/25/2034	A+/NR
M5	10,256,000	1 M LIBOR	4.26	37-77	1.30%	TBD	12/25/2034	A/NR
M6	3,779,000	1 M LIBOR	3.80	37-58	0.95%	TBD	12/25/2034	A-/NR
M7	4,858,000	1 M LIBOR	3.21	37-47	0.50%	TBD	12/25/2034	BBB+/NR

(1) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 30% CPR for the Adjustable Rate Mortgage Loans and 23% CPR for the Fixed Rate Mortgage Loans. Any Certificates sold at a discount will be priced at 30% CPR.

(2) Initial Credit Enhancement includes overcollateralization of approximately 0.50%.

(3) The Class A1 and A2 Certificates are the Senior Certificates of Group 1.

(4) The Class A3, A4 and A5 Certificates are the Senior Certificates of Group 2.

(5) The Class A6 Certificates will be the Subordinate Senior Certificates, and will receive payments from both collateral groups.

Origination and Servicing

All of the Mortgage Loans were originated by BNC Mortgage. Option One is interim servicer on 99.48% of the Mortgage Loans. All of the Mortgage Loans serviced by Option One are expected to transfer to either Chase or Wells Fargo on or before January 1, 2005, but such servicing transfers have not been finalized and may change.

Mortgage Insurance

Approximately 78.67% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"). This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Principal Payment Priority

I. Prior to the Stepdown Date, or whenever a Trigger Event is in effect:

1) A) All principal from Group 1 will be paid to the Class A1 and A2 Certificates, sequentially and in that order, until they have been reduced to zero;

B) All principal from Group 2 will be paid to the Class A3, A4 and A5 Certificates, sequentially and in that order, until they have been reduced to zero;

2) If the Senior Certificates related to one group have been retired, all principal from that group will be allocated to the Senior Certificates of the unrelated group, in accordance with either Step (1)(A) above (in the case of the Group 1 Senior Certificates) or Step (1)(B) above (in the case of the Group 2 Senior Certificates), until all the Senior Certificates have been reduced to zero; and

3) All remaining principal will be allocated to the Class A6, M1, M2, M3, M4, M5, M6 and M7 Certificates, sequentially and in that order, until reduced to zero.

II. On or after the Stepdown Date and as long as a Trigger Event is not in effect:

1) All principal from Group 1 will be paid to the Group 1 Senior Certificates and all principal from Group 2 will be paid to the Group 2 Senior Certificates, concurrently and in accordance with the priorities in Steps (I)(1)(A) and (I)(1)(B) above, provided, however, that principal will only be allocated to the Senior Certificates in the amount required to achieve the Targeted Senior Enhancement Percentage in the aggregate;

2) If the Senior Certificates related to one group have been retired, all principal from that group will be allocated to the Senior Certificates of the unrelated group, in accordance with either Step (I)(1)(A) above (in the case of the Group 1 Senior Certificates) or Step (I)(1)(B) above (in the case of the Group 2 Senior Certificates), until the Targeted Senior Enhancement Percentage has been reached in the aggregate; and

3) All remaining principal will be allocated to the Class A6, M1, M2, M3, M4, M5, M6 and M7 Certificates, sequentially and in that order, until the Credit Enhancement behind each class is equal to two times the Initial Enhancement Percentage as a product of the current collateral balance.

The Stepdown Date is the later of (i) the Distribution Date upon which the original Senior Enhancement Percentage (as defined herein) doubles to meet the Targeted Senior Enhancement Percentage of 26.70%, or (ii) the 37th distribution date.

Interest Payment Priority

The Interest Rates for the Class A1, A2, A3, A4, A5, A6, M1, M2, M3, M4, M5, M6 and M7 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The "Accrual Period" for the LIBOR Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on October 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1 and A2 Certificates from Group 1 Interest on a *pro rata* basis;

(3) To pay Current Interest and Carryforward Interest to the Class A3, A4 and A5 Certificates from Group 2 Interest on a *pro rata* basis;

(4) To pay Current Interest and Carryforward Interest to the Senior Certificates on a *pro rata basis* to the extent not paid above;

(5) To pay Current Interest and Carryforward Interest to the Class A6, M1, M2, M3, M4, M5, M6 and M7 Certificates, sequentially and in that order;

(6) To pay the Credit Risk Manager Fee;

(7) To pay to the Trustee previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

(9) To pay concurrently in proportion to their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, A2, A3, A4 and A5 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement(1);

Interest Payment Priority (continued)

(10) To pay sequentially to the Class A6, M1, M2, M3, M4, M5, M6 and M7 Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[(1)];

(11) To pay sequentially to the Class A6, M1, M2, M3, M4, M5, M6 and M7 Certificates any Deferred Amounts; and

(12) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

(1) Any amounts received from the Interest Rate Cap Agreement will be allocated in steps (9), (10) and (12), in that order of priority.

Carryforward Interest

"Carryforward Interest" for each Class of LIBOR Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of LIBOR Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Interest Rate Cap Agreement

The Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The 35-month Interest Rate Cap Agreement has varying lower strike rates and upper strike rates. It will contribute cash in the event one-month LIBOR rises above the lower strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule. If in any period the Notional Balance of the Interest Rate Cap Agreement exceeds the outstanding principal balance of the LIBOR Certificates, the portion of the Interest Rate Cap payments available to benefit the LIBOR Certificates will be limited to the amounts accrued on this lower balance. The difference between amounts accrued on the Notional Balance of the Interest Rate Cap Agreement and the balance of the LIBOR Certificates will be paid directly to the Class X Certificates.

Month	Approximate Notional Balance ($)	Lower Strike Rate (%)	Upper Strike Rate (%)
1	0.00	2.00	6.00
2	1,043,434,557.06	2.00	6.00
3	1,013,526,542.36	2.00	6.00
4	984,475,543.84	2.00	6.00
5	956,256,884.30	2.00	6.00
6	928,846,600.11	2.00	6.00
7	902,221,420.50	2.00	6.00
8	876,358,747.44	2.00	6.00
9	851,236,636.18	2.00	6.00
10	826,833,776.21	2.00	6.00
11	803,129,472.94	2.00	6.00
12	780,103,629.83	2.00	6.00
13	757,736,730.99	2.00	6.00
14	736,009,824.40	2.00	6.00
15	714,904,505.53	2.00	6.00
16	694,402,901.48	2.00	6.00
17	674,487,655.57	2.00	6.00
18	655,141,912.36	2.00	6.00

Month	Approximate Notional Balance ($)	Lower Strike Rate (%)	Upper Strike Rate (%)
19	636,349,303.12	2.00	6.00
20	618,093,931.77	2.00	6.00
21	600,360,361.09	2.00	6.00
22	583,133,599.54	2.00	6.00
23	566,399,088.23	2.00	6.00
24	550,142,688.48	2.00	6.00
25	534,384,810.46	7.00	8.50
26	519,076,046.76	7.00	8.50
27	504,203,528.95	7.00	8.50
28	489,754,759.12	7.00	8.50
29	475,717,599.19	7.50	8.50
30	462,080,260.48	7.50	8.50
31	448,831,293.63	7.50	8.50
32	435,959,578.77	7.50	8.50
33	423,454,316.03	7.50	8.50
34	411,305,016.27	7.50	8.50
35	399,501,492.11	7.50	8.50

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess of (i) the lesser of (x) one-month LIBOR and (y) the upper strike rate over (ii) the lower strike rate and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate to (a) the weighted average of the Net Mortgage Rates of the Mortgage Loans in the Group, as of the first day of the related collection period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Subordinate Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any Group have been reduced to zero, such weighting shall be on the basis of the principal balance of such Group.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Master Servicing Fee Rate and, in the case of an Insured Mortgage Loan, the Mortgage Insurance Fee Rate.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount calculated at the stated rate (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class M Certificates in inverse order of priority and the Class A6 Certificates. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2, A3, A4 and A5 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount & Subsequent Recoveries

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates and the Class A6 Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the sum of (i) the aggregate of amounts previously distributed in reimbursement thereof and (ii) the amount by which the Principal Amount of such class has been increased due to Subsequent Recoveries.

A "Subsequent Recovery" is an amount recovered with respect to a Mortgage Loan after it has been liquidated and the loss has been passed through to the Trust. Subsequent Recoveries will increase the principal amount of classes which have been allocated an Applied Loss Amount, in order of seniority, by an amount equal to the lesser of (i) the outstanding Deferred Amount for such class and (ii) the amount of Subsequent Recoveries available after application to more senior classes. Funds related to Subsequent Recoveries will be included in the remittance amount for the related Distribution Date.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on the Class A1, A2, A3, A4, A5 and A6 will double and the margins on the Class M1, M2, M3, M4, M5, M6 and M7 will increase to 1.5 times their initial margins.

Credit Enhancement

Subordination

Classes A1, A2, A3, A4 and A5 will have limited protection by means of the subordination of the Subordinate Certificates and the Class A6 Certificates. Classes A1, A2, A3, A4 and A5 will have the preferential right to receive interest due to them and principal available for distribution over classes having a lower priority of distribution. Similarly, the Class A6 Certificates will be senior to the Class M Certificates and each class of Class M Certificates will be senior to all other classes of Class M Certificates with a higher numerical designation. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Certificates and the Class A6 Certificates will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates and the Class A6 Certificates have been reduced to zero.

Overcollateralization

Excess interest may be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" will not step down. The OC Target with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the Cut-off Date collateral balance.

Trigger Events

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 56.00% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed:

Distribution Date	Loss Percentage
November 2007 to October 2008	2.50% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
November 2008 to October 2009	3.25% for the first month, plus an additional 1/12th of 0.50% for each month thereafter
November 2009 to October 2010	3.75% for the first month, plus an additional 1/12th of 0.50% for each month thereafter
November 2010 and thereafter	4.25%

Trigger Events (continued)

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes, the Class A6 Certificates and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

Lehman Brothers Contacts

MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
	Alok Sharma	(212) 526-8315
	David Wong	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	Christina Barretto	(212) 526-2185

Rating Agency Contacts

Standard & Poor's	Becky Cao	(212) 438-2595
Fitch	Randy Fabian	(212) 908-0268

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2004-BNC2
Depositor:	Structured Asset Securities Corporation
Trustee:	LaSalle Bank, N.A.
Securities Administrator:	Wells Fargo Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Lead Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: November 26, 2004
Cut-Off Date:	October 1, 2004
Pricing Date:	Week of October 18, 2004
Closing Date:	October 29, 2004
Settlement Date:	October 29, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	October 25, 2004
Day Count:	Actual/360 on Classes A1, A2, A3, A4, A5, A6, M1, M2, M3, M4, M5, M6 and M7
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Securities Administrator Fee:	0.001%

Summary of Terms (continued)	
Servicing Fee:	The servicing fee is equal to 0.50% of the loan principal balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A1, A2, A3, A4, A5 and A6. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	All of the classes are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
% PPA[(1)]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.21	2.12	**1.50**	1.12	0.89
Window (mos)	1-110	1-73	**1-53**	1-33	1-26
Expected Final Mat.	12/25/2013	11/25/2010	**3/25/2009**	7/25/2007	12/25/2006
Class A2					
Avg. Life (yrs)	12.27	8.26	**6.07**	4.49	3.06
Window (mos)	110-164	73-111	**53-82**	33-63	26-50
Expected Final Mat.	6/25/2018	1/25/2014	**8/25/2011**	1/25/2010	12/25/2008
Class A3					
Avg. Life (yrs)	1.92	1.26	**0.92**	0.71	0.57
Window (mos)	1-52	1-34	**1-25**	1-19	1-15
Expected Final Mat.	2/25/2009	8/25/2007	**11/25/2006**	5/25/2006	1/25/2006
Class A4					
Avg. Life (yrs)	6.58	4.33	**3.00**	2.13	1.69
Window (mos)	52-115	34-77	**25-56**	19-34	15-27
Expected Final Mat.	5/25/2014	3/25/2011	**6/25/2009**	8/25/2007	1/25/2007
Class A5					
Avg. Life (yrs)	12.48	8.40	**6.17**	4.60	3.10
Window (mos)	115-164	77-111	**56-82**	34-63	27-50
Expected Final Mat.	6/25/2018	1/25/2014	**8/25/2011**	1/25/2010	12/25/2008
Class A6					
Avg. Life (yrs)	8.97	5.99	**4.67**	4.19	4.16
Window (mos)	51-164	37-111	**40-82**	44-63	50-50
Expected Final Mat.	6/25/2018	1/25/2014	**8/25/2011**	1/25/2010	12/25/2008
Class M1					
Avg. Life (yrs)	8.97	5.99	**4.61**	4.02	3.91
Window (mos)	51-164	37-111	**39-82**	41-63	43-50
Expected Final Mat.	6/25/2018	1/25/2014	**8/25/2011**	1/25/2010	12/25/2008
Class M2					
Avg. Life (yrs)	8.97	5.99	**4.58**	3.90	3.63
Window (mos)	51-164	37-111	**38-82**	39-63	40-50
Expected Final Mat.	6/25/2018	1/25/2014	**8/25/2011**	1/25/2010	12/25/2008

(1) 100% PPA assumes 23% CPR for Fixed Rate Mortgage Loans and 30% CPR for Adjustable Rate Mortgage Loans.

Sensitivity Analysis – To 10% Call					
% PPA[1]	50%	75%	**100%**	125%	150%
Class M3					
Avg. Life (yrs)	8.97	5.99	**4.56**	3.84	3.51
Window (mos)	51-164	37-111	**37-82**	38-63	39-50
Expected Final Mat.	6/25/2018	1/25/2014	**8/25/2011**	1/25/2010	12/25/2008
Class M4					
Avg. Life (yrs)	8.94	5.97	**4.52**	3.81	3.45
Window (mos)	51-164	37-111	**37-82**	38-63	38-50
Expected Final Mat.	6/25/2018	1/25/2014	**8/25/2011**	1/25/2010	12/25/2008
Class M5					
Avg. Life (yrs)	8.45	5.63	**4.26**	3.58	3.25
Window (mos)	51-156	37-105	**37-77**	37-59	37-47
Expected Final Mat.	10/25/2017	7/25/2013	**3/25/2011**	9/25/2009	9/25/2008
Class M6					
Avg. Life (yrs)	7.55	5.00	**3.80**	3.21	3.07
Window (mos)	51-119	37-79	**37-58**	37-44	37-37
Expected Final Mat.	9/25/2014	5/25/2011	**8/25/2009**	6/25/2008	11/25/2007
Class M7					
Avg. Life (yrs)	5.99	3.96	**3.21**	3.07	3.07
Window (mos)	51-97	37-64	**37-47**	37-37	37-37
Expected Final Mat.	11/25/2012	2/25/2010	**9/25/2008**	11/25/2007	11/25/2007

(1) 100% PPA assumes 23% CPR for Fixed Rate Mortgage Loans and 30% CPR for Adjustable Rate Mortgage Loans.

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	2.28	1.41	0.98
Window (mos)	1-78	1-50	1-29
Expected Final Mat.	4/25/2011	12/25/2008	3/25/2007
Class A2			
Avg. Life (yrs)	8.84	5.70	3.59
Window (mos)	78-119	50-77	29-55
Expected Final Mat.	9/25/2014	3/25/2011	5/25/2009
Class A3			
Avg. Life (yrs)	1.37	0.88	0.62
Window (mos)	1-37	1-23	1-17
Expected Final Mat.	11/25/2007	9/25/2006	3/25/2006
Class A4			
Avg. Life (yrs)	4.70	2.82	1.87
Window (mos)	37-83	23-53	17-30
Expected Final Mat.	9/25/2011	3/25/2009	4/25/2007
Class A5			
Avg. Life (yrs)	9.04	5.83	3.69
Window (mos)	83-119	53-77	30-55
Expected Final Mat.	9/25/2014	3/25/2011	5/25/2009
Class A6			
Avg. Life (yrs)	6.44	4.50	4.21
Window (mos)	37-119	41-77	47-55
Expected Final Mat.	9/25/2014	3/25/2011	5/25/2009
Class M1			
Avg. Life (yrs)	6.44	4.43	3.89
Window (mos)	37-119	39-77	42-55
Expected Final Mat.	9/25/2014	3/25/2011	5/25/2009
Class M2			
Avg. Life (yrs)	6.44	4.39	3.70
Window (mos)	37-119	38-77	40-55
Expected Final Mat.	9/25/2014	3/25/2011	5/25/2009

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class M3			
Avg. Life (yrs)	6.44	4.37	3.60
Window (mos)	37-119	38-77	39-55
Expected Final Mat.	9/25/2014	3/25/2011	5/25/2009
Class M4			
Avg. Life (yrs)	6.41	4.33	3.55
Window (mos)	37-119	37-77	38-55
Expected Final Mat.	9/25/2014	3/25/2011	5/25/2009
Class M5			
Avg. Life (yrs)	6.05	4.08	3.35
Window (mos)	37-113	37-72	37-51
Expected Final Mat.	3/25/2014	10/25/2010	1/25/2009
Class M6			
Avg. Life (yrs)	5.38	3.65	3.08
Window (mos)	37-85	37-55	37-39
Expected Final Mat.	11/25/2011	5/25/2009	1/25/2008
Class M7			
Avg. Life (yrs)	4.26	3.15	3.07
Window (mos)	37-69	37-44	37-37
Expected Final Mat.	7/25/2010	6/25/2008	11/25/2007

Sensitivity Analysis – To Maturity					
% PPA(1)	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.21	2.12	**1.50**	1.12	0.89
Window (mos)	1-110	1-73	**1-53**	1-33	1-26
Expected Final Mat.	12/25/2013	11/25/2010	**3/25/2009**	7/25/2007	12/25/2006
Class A2					
Avg. Life (yrs)	14.28	9.81	**7.23**	5.42	3.77
Window (mos)	110-313	73-241	**53-184**	33-144	26-116
Expected Final Mat.	11/25/2030	11/25/2024	**2/25/2020**	10/25/2016	6/25/2014
Class A3					
Avg. Life (yrs)	1.92	1.26	**0.92**	0.71	0.57
Window (mos)	1-52	1-34	**1-25**	1-19	1-15
Expected Final Mat.	2/25/2009	8/25/2007	**11/25/2006**	5/25/2006	1/25/2006
Class A4					
Avg. Life (yrs)	6.58	4.33	**3.00**	2.13	1.69
Window (mos)	52-115	34-77	**25-56**	19-34	15-27
Expected Final Mat.	5/25/2014	3/25/2011	**6/25/2009**	8/25/2007	1/25/2007
Class A5					
Avg. Life (yrs)	14.59	10.03	**7.39**	5.56	3.82
Window (mos)	115-315	77-240	**56-183**	34-143	27-114
Expected Final Mat.	1/25/2031	10/25/2024	**1/25/2020**	9/25/2016	4/25/2014
Class A6					
Avg. Life (yrs)	9.74	6.58	**5.10**	4.53	4.68
Window (mos)	51-260	37-186	**40-139**	44-108	50-86
Expected Final Mat.	6/25/2026	4/25/2020	**5/25/2016**	10/25/2013	12/25/2011
Class M1					
Avg. Life (yrs)	9.66	6.51	**5.00**	4.32	4.15
Window (mos)	51-247	37-175	**39-130**	41-101	43-80
Expected Final Mat.	5/25/2025	5/25/2019	**8/25/2015**	3/25/2013	6/25/2011
Class M2					
Avg. Life (yrs)	9.50	6.38	**4.86**	4.12	3.81
Window (mos)	51-224	37-156	**38-115**	39-89	40-71
Expected Final Mat.	6/25/2023	10/25/2017	**5/25/2014**	3/25/2012	9/25/2010

(1) 100% PPA assumes 23% CPR for Fixed Rate Mortgage Loans and 30% CPR for Adjustable Rate Mortgage Loans.

Sensitivity Analysis – To Maturity					
% PPA[1]	50%	75%	**100%**	125%	150%
Class M3					
Avg. Life (yrs)	9.26	6.20	**4.71**	3.96	3.60
Window (mos)	51-194	37-133	**37-98**	38-75	39-60
Expected Final Mat.	12/25/2020	11/25/2015	**12/25/2012**	1/25/2011	10/25/2009
Class M4					
Avg. Life (yrs)	9.00	6.01	**4.55**	3.83	3.47
Window (mos)	51-176	37-119	**37-87**	38-67	38-54
Expected Final Mat.	6/25/2019	9/25/2014	**1/25/2012**	5/25/2010	4/25/2009
Class M5					
Avg. Life (yrs)	8.45	5.63	**4.26**	3.58	3.25
Window (mos)	51-156	37-105	**37-77**	37-59	37-47
Expected Final Mat.	10/25/2017	7/25/2013	**3/25/2011**	9/25/2009	9/25/2008
Class M6					
Avg. Life (yrs)	7.55	5.00	**3.80**	3.21	3.07
Window (mos)	51-119	37-79	**37-58**	37-44	37-37
Expected Final Mat.	9/25/2014	5/25/2011	**8/25/2009**	6/25/2008	11/25/2007
Class M7					
Avg. Life (yrs)	5.99	3.96	**3.21**	3.07	3.07
Window (mos)	51-97	37-64	**37-47**	37-37	37-37
Expected Final Mat.	11/25/2012	2/25/2010	**9/25/2008**	11/25/2007	11/25/2007

(1) 100% PPA assumes 23% CPR for Fixed Rate Mortgage Loans and 30% CPR for Adjustable Rate Mortgage Loans.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	2.28	1.41	0.98
Window (mos)	1-78	1-50	1-29
Expected Final Mat.	4/25/2011	12/25/2008	3/25/2007
Class A2			
Avg. Life (yrs)	10.41	6.75	4.32
Window (mos)	78-251	50-169	29-121
Expected Final Mat.	9/25/2025	11/25/2018	11/25/2014
Class A3			
Avg. Life (yrs)	1.37	0.88	0.62
Window (mos)	1-37	1-23	1-17
Expected Final Mat.	11/25/2007	9/25/2006	3/25/2006
Class A4			
Avg. Life (yrs)	4.70	2.82	1.87
Window (mos)	37-83	23-53	17-30
Expected Final Mat.	9/25/2011	3/25/2009	4/25/2007
Class A5			
Avg. Life (yrs)	10.81	7.00	4.51
Window (mos)	83-254	53-171	30-122
Expected Final Mat.	12/25/2025	1/25/2019	12/25/2014
Class A6			
Avg. Life (yrs)	7.05	4.91	4.49
Window (mos)	37-197	41-129	47-92
Expected Final Mat.	3/25/2021	7/25/2015	6/25/2012
Class M1			
Avg. Life (yrs)	6.98	4.79	4.14
Window (mos)	37-186	39-121	42-86
Expected Final Mat.	4/25/2020	11/25/2014	12/25/2011
Class M2			
Avg. Life (yrs)	6.84	4.65	3.88
Window (mos)	37-166	38-108	40-76
Expected Final Mat.	8/25/2018	10/25/2013	2/25/2011

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class M3			
Avg. Life (yrs)	6.66	4.51	3.70
Window (mos)	37-142	38-92	39-65
Expected Final Mat.	8/25/2016	6/25/2012	3/25/2010
Class M4			
Avg. Life (yrs)	6.46	4.35	3.56
Window (mos)	37-127	37-82	38-58
Expected Final Mat.	5/25/2015	8/25/2011	8/25/2009
Class M5			
Avg. Life (yrs)	6.05	4.08	3.35
Window (mos)	37-113	37-72	37-51
Expected Final Mat.	3/25/2014	10/25/2010	1/25/2009
Class M6			
Avg. Life (yrs)	5.38	3.65	3.08
Window (mos)	37-85	37-55	37-39
Expected Final Mat.	11/25/2011	5/25/2009	1/25/2008
Class M7			
Avg. Life (yrs)	4.26	3.15	3.07
Window (mos)	37-69	37-44	37-37
Expected Final Mat.	7/25/2010	6/25/2008	11/25/2007

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 35 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates of each group in proportion to the related Collateral Group Balance.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Subordinate Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Subordinate Funds Cap (%)
1	6.07248	6.07150	6.07208	31	8.87915	9.07284	8.95736
2	10.25443	10.25444	10.25443	32	8.58998	8.77862	8.66615
3	9.92318	9.92418	9.92358	33	8.87345	9.06963	8.95267
4	9.92270	9.92469	9.92350	34	8.58442	8.77548	8.66157
5	10.98529	10.98860	10.98663	35	8.58161	8.77389	8.65925
6	9.92168	9.92567	9.92329	36	8.85895	9.06648	8.94275
7	10.25186	10.25701	10.25394	37	8.56913	8.77142	8.65082
8	9.92060	9.92658	9.92302	38	8.85058	9.06110	8.93557
9	10.25069	10.25792	10.25361	39	8.56100	8.76618	8.64383
10	9.91944	9.92743	9.92266	40	8.55691	8.76355	8.64031
11	9.91882	9.92783	9.92246	41	9.14266	9.36511	9.23242
12	10.24880	10.25915	10.25298	42	9.27318	9.51382	9.37026
13	9.91753	9.92857	9.92199	43	9.57676	9.82706	9.67771
14	10.24742	10.25987	10.25245	44	9.26247	9.50629	9.36080
15	9.91616	9.92923	9.92143	45	9.56567	9.81925	9.66793
16	9.91543	9.92952	9.92112	46	9.25170	9.49871	9.35130
17	10.97697	10.99370	10.98373	47	9.24629	9.49489	9.34652
18	9.91391	9.93005	9.92043	48	10.28968	10.58129	10.40724
19	10.24355	10.26129	10.25071	49	9.95109	10.23503	10.06555
20	9.91228	9.93048	9.91963	50	10.27590	10.57108	10.39487
21	10.24181	10.26168	10.24983	51	9.93772	10.22511	10.05354
22	9.91055	9.93081	9.91873	52	9.93101	10.22013	10.04751
23	9.90963	9.93093	9.91823	53	10.98759	11.30961	11.11734
24	11.32601	11.45692	11.37888	54	10.62674	10.95062	10.75723
25	8.56282	8.69066	8.61444	55	10.97271	11.30932	11.10831
26	8.84617	8.97947	8.89999	56	10.61075	10.93836	10.74270
27	8.55878	8.68894	8.61133	57	10.95614	11.29661	11.09326
28	8.55673	8.68805	8.60975	58	10.59467	10.92603	10.72810
29	8.94166	9.08835	9.00089	59	10.58660	10.91983	10.72077
30	8.59545	8.78169	8.67066	60	11.16335	11.48396	11.29242

(1) Based on one-month LIBOR and six-month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on page 2.

Breakeven CDR Table

The table below displays the Constant Default Rate ("CDR"), and the related cumulative collateral loss wherein the Class will first incur a writedown. Calculations are run to maturity at the forward one-month LIBOR and six-month LIBOR curves. Other assumptions incorporated include: (1) 100% of the Prepayment Assumption, (2) 40% loss severity, (3) 6 month lag from default to loss, (4) principal and interest advanced during the 6 month lag and (5) triggers fail (i.e., no stepdown).

Class	CDR Break-Even (%)	Cumulative Loss (%)
M1	13.72	12.05
M2	10.40	9.73
M3	9.17	8.79
M4	8.24	8.05
M5	7.14	7.14
M6	6.74	6.79
M7	6.39	6.49

Excess Spread (1)(2)

Period	Excess Spread	Period	Excess Spread
1	3.89%	31	3.40%
2	3.76%	32	3.20%
3	3.57%	33	3.30%
4	3.53%	34	3.10%
5	3.71%	35	3.05%
6	3.41%	36	3.77%
7	3.43%	37	3.57%
8	3.26%	38	3.73%
9	3.28%	39	3.55%
10	3.09%	40	3.53%
11	3.01%	41	3.82%
12	3.04%	42	3.80%
13	2.96%	43	3.93%
14	2.96%	44	3.73%
15	2.70%	45	3.86%
16	2.64%	46	3.66%
17	2.90%	47	3.63%
18	2.45%	48	3.95%
19	2.50%	49	3.75%
20	2.30%	50	3.88%
21	2.35%	51	3.67%
22	2.15%	52	3.63%
23	2.07%	53	4.11%
24	3.28%	54	3.71%
25	3.10%	55	3.85%
26	3.19%	56	3.65%
27	2.99%	57	3.80%
28	2.95%	58	3.61%
29	3.33%	59	3.59%
30	3.30%	60	3.87%

(1) Based on gradually increasing one-month LIBOR and six-month LIBOR.
(2) Assumes prepayments occur at 100% of the Prepayment Assumption as defined on Page 2.

SAIL 2004-BNC2 Collateral Summary – Aggregate

Total Number of Loans	5,543	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,079,622,918	Yes	37.5%
Average Loan Principal Balance	$194,772	No	62.5%
Fixed Rate	18.0%		
Adjustable Rate	82.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	76.5%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	7.3%	Yes	78.7%
Weighted Average Margin	6.2%	No	21.3%
Weighted Average Initial Periodic Cap	2.0%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.2%	None	23.5%
Weighted Average Floor	7.3%	0.001 - 1.000	4.0%
Weighted Average Original Term (mo.)	356	1.001 - 2.000	48.0%
Weighted Average Remaining Term (mo.)	356	2.001 - 3.000	24.6%
Weighted Average Loan Age (mo.)	0		
Weighted Average Combined LTV	81.6%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	620	(Other states account individually for less than	
Non-Zero Weighted Average DTI	40.9%	3% of the Cut-off Date principal balance)	
% IO Loans	20.3%	California	49.1%
		Illinois	6.4%
Lien Position		New York	6.4%
First	97.7%	Hawaii	4.6%
Second	2.3%	Minnesota	3.9%
		Florida	3.5%
Product Type		Nevada	3.1%
2/28 ARM (Libor)	58.4%		
3/27 ARM (Libor)	22.6%	**Occupancy Status**	
Fixed Rate	18.0%	Primary Home	92.1%
5/25 ARM (Libor)	0.9%	Investment	7.0%
Other	0.0%	Second Home	0.9%

Collateral information is as of the Cut-Off Date.

Collateral Characteristics - Aggregate

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
0.01 - 50,000.00	407	$14,632,408.02	1.36%
50,000.01 - 100,000.00	892	67,111,802.33	6.22
100,000.01 - 150,000.00	1,009	126,455,323.01	11.71
150,000.01 - 200,000.00	1,001	174,483,427.36	16.16
200,000.01 - 250,000.00	708	158,806,629.26	14.71
250,000.01 - 300,000.00	535	147,066,646.24	13.62
300,000.01 - 350,000.00	379	122,727,774.06	11.37
350,000.01 - 400,000.00	243	91,073,208.15	8.44
400,000.01 - 450,000.00	178	75,636,740.95	7.01
450,000.01 - 500,000.00	112	53,930,048.89	5.00
500,000.01 - 550,000.00	36	18,986,052.01	1.76
550,000.01 - 600,000.00	17	9,758,092.93	0.90
600,000.01 - 650,000.00	6	3,761,602.09	0.35
650,000.01 - 700,000.00	7	4,778,127.12	0.44
700,000.01 - 750,000.00	5	3,639,500.00	0.34
750,000.01 - 800,000.00	3	2,281,999.99	0.21
800,000.01 - 850,000.00	3	2,538,535.24	0.24
950,000.01 - 1,000,000.00	2	1,955,000.00	0.18
Total:	**5,543**	**$1,079,622,917.65**	**100.00%**

Minimum:	$10,500.00
Maximum:	$990,000.00
Average:	$194,772.31

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	27	$7,395,471.19	0.69%
5.501 - 6.000	315	79,163,745.60	7.33
6.001 - 6.500	498	121,273,556.13	11.23
6.501 - 7.000	1,301	302,637,980.02	28.03
7.001 - 7.500	935	201,643,053.60	18.68
7.501 - 8.000	900	178,064,269.31	16.49
8.001 - 8.500	478	81,747,923.43	7.57
8.501 - 9.000	340	51,128,674.36	4.74
9.001 - 9.500	240	24,492,550.79	2.27
9.501 - 10.000	227	15,686,413.50	1.45
10.001 - 10.500	176	10,314,174.11	0.96
10.501 - 11.000	86	5,012,070.60	0.46
11.001 - 11.500	16	897,585.01	0.08
11.501 - 12.000	2	84,800.00	0.01
12.001 - 12.500	2	80,650.00	0.01
Total:	**5,543**	**$1,079,622,917.65**	**100.00%**

Minimum: 4.900%
Maximum: 12.500%
Weighted Average: 7.285%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
171 - 180	71	$6,434,238.05	0.60%
181 - 240	462	26,827,361.31	2.48
301 - 360	5,010	1,046,361,318.29	96.92
Total:	**5,543**	**$1,079,622,917.65**	**100.00%**

Minimum: 180
Maximum: 360
Weighted Average: 356

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
171 - 180	71	$6,434,238.05	0.60%
181 - 240	462	26,827,361.31	2.48
301 - 360	5,010	1,046,361,318.29	96.92
Total:	**5,543**	**$1,079,622,917.65**	**100.00%**

Minimum: 173
Maximum: 360
Weighted Average: 356

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
10.001 - 20.000	4	$285,000.00	0.03%
20.001 - 30.000	21	1,909,197.75	0.18
30.001 - 40.000	48	6,926,922.83	0.64
40.001 - 50.000	123	18,493,182.43	1.71
50.001 - 60.000	256	43,638,317.81	4.04
60.001 - 70.000	547	111,752,193.70	10.35
70.001 - 80.000	1,743	357,135,209.46	33.08
80.001 - 90.000	1,551	332,378,266.58	30.79
90.001 - 100.000	1,250	207,104,627.09	19.18
Total:	**5,543**	**$1,079,622,917.65**	**100.00%**

Minimum: 15.04%
Maximum: 100.00%
Weighted Average: 81.60%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
451 - 500	12	$1,751,118.10	0.16%
501 - 550	982	176,068,003.48	16.31
551 - 600	1,318	238,179,071.22	22.06
601 - 650	1,623	312,052,593.78	28.90
651 - 700	1,095	237,053,240.01	21.96
701 - 750	409	90,502,402.37	8.38
751 - 800	104	24,016,488.69	2.22
Total:	**5,543**	**$1,079,622,917.65**	**100.00%**

Non-Zero Minimum: 500
Maximum: 799
Non-Zero WA: 620

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Cash Out Refinance	3,143	$630,627,163.40	58.41%
Purchase	2,044	379,950,107.89	35.19
Rate/Term Refinance	356	69,045,646.36	6.40
Total:	**5,543**	**$1,079,622,917.65**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Single Family	4,111	$783,958,091.93	72.61%
2-4 Family	449	105,347,493.38	9.76
PUD	499	105,233,234.51	9.75
Condo	484	85,084,097.83	7.88
Total:	**5,543**	**$1,079,622,917.65**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
CA-S	1,658	$391,039,709.78	36.22%
CA-N	540	139,491,489.51	12.92
IL	397	69,251,875.72	6.41
NY	258	68,900,820.19	6.38
HI	187	49,946,953.44	4.63
MN	248	41,897,301.75	3.88
FL	278	38,095,673.60	3.53
NV	163	33,371,089.35	3.09
NJ	141	29,028,732.40	2.69
TX	214	20,406,798.82	1.89
AZ	155	20,226,130.74	1.87
MD	109	20,194,767.34	1.87
MI	188	20,048,448.71	1.86
WA	96	17,885,495.21	1.66
UT	141	16,180,479.73	1.50
CT	67	11,489,922.72	1.06
CO	77	11,062,431.65	1.02
DC	51	9,844,614.89	0.91
VA	48	9,063,115.62	0.84
WI	79	8,237,560.55	0.76
MO	93	7,848,729.01	0.73
MA	33	7,722,143.51	0.72
OR	52	7,146,989.16	0.66
PA	59	7,122,413.62	0.66
RI	19	3,524,292.71	0.33
NM	24	2,887,486.45	0.27
OH	36	2,674,499.23	0.25
AK	11	2,043,883.28	0.19
IN	16	1,490,004.08	0.14
MS	7	1,380,893.85	0.13
Other	98	10,118,171.03	0.94
Total:	**5,543**	**$1,079,622,917.65**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Principal Balance
None	1,388	$253,694,542.12	23.50%
1% Amount Prepaid	187	19,946,448.71	1.85
1% of Orig. Bal.	36	2,674,499.23	0.25
2 Mo. Interest Amount Prepaid	95	18,379,550.51	1.70
2% of UPB	93	7,890,925.06	0.73
3 Mo. Interest of UPB	30	6,971,743.51	0.65
3% 2% of UPB	11	4,187,621.33	0.39
5% 4% 3% 2% 1% of UPB	2	77,334.90	0.01
5% Amount Prepaid	6	365,088.82	0.03
6 Mo. Interest Amount Prepaid >20% Orig. Bal.	3,695	765,435,163.46	70.90
Total:	**5,543**	**$1,079,622,917.65**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Full	3,614	$670,968,256.71	62.15%
Stated	1,731	366,415,813.28	33.94
Limited	195	41,744,748.12	3.87
No Ratio	3	494,099.54	0.05
Total:	**5,543**	**$1,079,622,917.65**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
3.001 - 3.500	2	$559,816.06	0.06%
3.501 - 4.000	13	2,302,322.18	0.26
4.001 - 4.500	40	7,570,347.47	0.86
4.501 - 5.000	232	49,113,574.69	5.55
5.001 - 5.500	544	116,087,456.04	13.11
5.501 - 6.000	805	180,561,826.45	20.40
6.001 - 6.500	992	214,119,455.44	24.19
6.501 - 7.000	1,477	297,647,894.81	33.63
7.001 - 7.500	52	11,619,544.31	1.31
7.501 - 8.000	24	5,190,105.88	0.59
8.001 - 8.500	4	406,100.00	0.05
Total:	**4,185**	**$885,178,443.33**	**100.00%**

Minimum: 3.490%
Maximum: 8.500%
Weighted Average: 6.211%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
2.000	4,180	$884,124,828.06	99.88%
3.000	5	1,053,615.27	0.12
Total:	**4,185**	**$885,178,443.33**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.001%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	4,185	$885,178,443.33	100.00%
Total:	**4,185**	**$885,178,443.33**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
7.001 - 7.500	1	$114,000.00	0.01%
11.501 - 12.000	1	130,000.00	0.01
12.001 - 12.500	26	7,265,471.19	0.82
12.501 - 13.000	310	77,797,845.60	8.79
13.001 - 13.500	424	104,737,447.90	11.83
13.501 - 14.000	882	213,199,782.74	24.09
14.001 - 14.500	803	176,034,073.66	19.89
14.501 - 15.000	779	156,694,302.42	17.70
15.001 - 15.500	431	75,375,974.10	8.52
15.501 - 16.000	272	44,606,466.97	5.04
16.001 - 16.500	157	19,556,434.37	2.21
16.501 - 17.000	59	6,620,258.02	0.75
17.001 - 17.500	25	1,991,793.89	0.23
17.501 - 18.000	11	897,204.99	0.10
18.001 - 18.500	2	74,187.48	0.01
18.501 - 19.000	1	44,800.00	0.01
19.001 - 19.500	1	38,400.00	0.00
Total:	**4,185**	**$885,178,443.33**	**100.00%**

Minimum: 7.400%
Maximum: 19.500%
Weighted Average: 14.239%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Principal Balance**
<= 5.500	18	$4,994,095.79	0.56%
5.501 - 6.000	280	69,652,352.02	7.87
6.001 - 6.500	433	106,535,364.54	12.04
6.501 - 7.000	910	221,251,060.23	25.00
7.001 - 7.500	806	176,845,748.51	19.98
7.501 - 8.000	779	156,694,302.42	17.70
8.001 - 8.500	431	75,375,974.10	8.52
8.501 - 9.000	272	44,606,466.97	5.04
9.001 - 9.500	157	19,556,434.37	2.21
9.501 - 10.000	59	6,620,258.02	0.75
10.001 - 10.500	25	1,991,793.89	0.23
10.501 - 11.000	11	897,204.99	0.10
11.001 - 11.500	2	74,187.48	0.01
11.501 - 12.000	1	44,800.00	0.01
12.001 - 12.500	1	38,400.00	0.00
Total:	**4,185**	**$885,178,443.33**	**100.00%**

Minimum: 5.250%
Maximum: 12.500%
Weighted Average: 7.256%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
2006-02	2	$296,965.58	0.03%
2006-03	6	855,093.98	0.10
2006-04	1	123,954.43	0.01
2006-05	1	122,908.10	0.01
2006-06	1	416,883.77	0.05
2006-07	5	886,078.70	0.10
2006-08	9	1,908,667.07	0.22
2006-09	587	126,216,580.63	14.26
2006-10	2,286	496,194,462.86	56.06
2006-11	14	3,839,508.00	0.43
2007-02	1	161,234.18	0.02
2007-03	3	420,059.75	0.05
2007-05	2	349,463.13	0.04
2007-06	2	413,760.28	0.05
2007-07	2	347,702.50	0.04
2007-08	5	1,017,411.03	0.11
2007-09	186	40,592,501.24	4.59
2007-10	1,022	200,228,439.00	22.62
2007-11	3	750,300.00	0.08
2009-08	1	129,740.51	0.01
2009-09	10	2,076,433.59	0.23
2009-10	36	7,830,295.00	0.88
Total:	**4,185**	**$885,178,443.33**	**100.00%**

SAIL 2004-BNC2 Collateral Summary – Group 2

Total Number of Loans	1,772	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$435,959,701	Yes	40.9%
Average Loan Principal Balance	$246,027	No	59.1%
Fixed Rate	16.7%		
Adjustable Rate	83.3%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	76.8%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	7.3%	Yes	83.7%
Weighted Average Margin	6.3%	No	16.3%
Weighted Average Initial Periodic Cap	2.0%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.2%	None	23.2%
Weighted Average Floor	7.2%	0.001 - 1.000	4.3%
Weighted Average Original Term (mo.)	353	1.001 - 2.000	50.1%
Weighted Average Remaining Term (mo.)	352	2.001 - 3.000	22.4%
Weighted Average Loan Age (mo.)	0		
Weighted Average Combined LTV	84.0%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	631	(Other states account individually for less than	
Non-Zero Weighted Average DTI	41.7%	3% of the Cut-off Date principal balance)	
% IO Loans	37.1%	California	59.5%
		New York	7.3%
Lien Position		Hawaii	6.0%
First	94.4%	Florida	4.9%
Second	5.6%	New Jersey	3.0%
		Arizona	3.0%
Product Type			
2/28 ARM (Libor)	61.5%	**Occupancy Status**	
3/27 ARM (Libor)	21.0%	Primary Home	93.9%
Fixed Rate	16.7%	Investment	5.6%
5/25 ARM (Libor)	0.8%	Second Home	0.5%

Collateral information is as of the Cut-Off Date.

Collateral Characteristics – Group 2

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
0.01 - 50,000.00	251	$8,526,971.55	1.96%
50,000.01 - 100,000.00	268	19,652,661.02	4.51
100,000.01 - 150,000.00	169	20,895,675.59	4.79
150,000.01 - 200,000.00	141	24,663,931.84	5.66
200,000.01 - 250,000.00	115	25,921,024.13	5.95
250,000.01 - 300,000.00	74	20,347,713.84	4.67
300,000.01 - 350,000.00	142	47,612,815.30	10.92
350,000.01 - 400,000.00	243	91,073,208.15	20.89
400,000.01 - 450,000.00	178	75,636,740.95	17.35
450,000.01 - 500,000.00	112	53,930,048.89	12.37
500,000.01 - 550,000.00	36	18,986,052.01	4.36
550,000.01 - 600,000.00	17	9,758,092.93	2.24
600,000.01 - 650,000.00	6	3,761,602.09	0.86
650,000.01 - 700,000.00	7	4,778,127.12	1.10
700,000.01 - 750,000.00	5	3,639,500.00	0.83
750,000.01 - 800,000.00	3	2,281,999.99	0.52
800,000.01 - 850,000.00	3	2,538,535.24	0.58
950,000.01 - 1,000,000.00	2	1,955,000.00	0.45
Total:	**1,772**	**$435,959,700.64**	**100.00%**

Minimum:	$10,500.00
Maximum:	$990,000.00
Average:	$246,026.92

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Principal Balance**
<= 5.500	11	$4,389,620.19	1.01%
5.501 - 6.000	89	33,276,986.19	7.63
6.001 - 6.500	158	56,111,064.89	12.87
6.501 - 7.000	320	114,611,529.04	26.29
7.001 - 7.500	273	82,068,800.90	18.82
7.501 - 8.000	264	71,042,917.72	16.30
8.001 - 8.500	105	26,650,534.13	6.11
8.501 - 9.000	71	15,286,269.15	3.51
9.001 - 9.500	100	10,287,442.08	2.36
9.501 - 10.000	157	9,465,207.15	2.17
10.001 - 10.500	143	8,293,400.92	1.90
10.501 - 11.000	66	3,613,543.27	0.83
11.001 - 11.500	15	862,385.01	0.20
Total:	**1,772**	**$435,959,700.64**	**100.00%**

Minimum: 5.250%
Maximum: 11.500%
Weighted Average: 7.298%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
171 - 180	2	$128,250.00	0.03%
181 - 240	462	26,827,361.31	6.15
301 - 360	1,308	409,004,089.33	93.82
Total:	**1,772**	**$435,959,700.64**	**100.00%**

Minimum: 180
Maximum: 360
Weighted Average: 353

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
171 - 180	2	$128,250.00	0.03%
181 - 240	462	26,827,361.31	6.15
301 - 360	1,308	409,004,089.33	93.82
Total:	**1,772**	**$435,959,700.64**	**100.00%**

Minimum: 180
Maximum: 360
Weighted Average: 352

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
30.001 - 40.000	6	$1,854,864.34	0.43%
40.001 - 50.000	11	2,871,191.89	0.66
50.001 - 60.000	37	8,895,307.41	2.04
60.001 - 70.000	98	32,046,344.94	7.35
70.001 - 80.000	526	152,870,530.93	35.07
80.001 - 90.000	414	134,061,757.89	30.75
90.001 - 100.000	680	103,359,703.24	23.71
Total:	**1,772**	**$435,959,700.64**	**100.00%**

Minimum:	35.86%
Maximum:	100.00%
Weighted Average:	84.01%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Principal Balance
451 - 500	1	$35,000.00	0.01%
501 - 550	188	47,686,327.06	10.94
551 - 600	326	73,523,051.72	16.86
601 - 650	700	155,857,791.16	35.75
651 - 700	396	108,202,260.01	24.82
701 - 750	136	41,347,025.71	9.48
751 - 800	25	9,308,244.98	2.14
Total:	**1,772**	**$435,959,700.64**	**100.00%**

Non- Zero Minimum:	500
Maximum:	798
Non-Zero WA:	631

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Cash Out Refinance	779	$221,902,866.49	50.90%
Purchase	888	185,195,098.80	42.48
Rate/Term Refinance	105	28,861,735.35	6.62
Total:	**1,772**	**$435,959,700.64**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Single Family	1,271	$305,641,183.07	70.11%
PUD	206	51,077,364.51	11.72
2-4 Family	146	49,067,325.47	11.26
Condo	149	30,173,827.59	6.92
Total:	**1,772**	**$435,959,700.64**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
CA-S	614	$176,590,311.64	40.51%
CA-N	276	82,921,283.62	19.02
NY	84	31,795,482.23	7.29
HI	76	26,143,806.95	6.00
IL	99	21,261,884.75	4.88
NV	53	13,231,333.85	3.03
MN	79	13,217,120.10	3.03
MD	27	6,597,728.42	1.51
FL	52	6,582,158.60	1.51
NJ	26	6,572,220.80	1.51
AZ	49	6,293,167.06	1.44
UT	62	5,880,966.19	1.35
WA	27	5,630,341.77	1.29
MA	12	3,633,193.42	0.83
MI	35	3,270,433.36	0.75
CO	31	3,239,512.43	0.74
TX	31	2,911,533.74	0.67
VA	14	2,822,440.00	0.65
DC	11	2,678,245.40	0.61
OR	20	2,443,629.56	0.56
CT	10	2,265,236.66	0.52
WI	18	1,893,521.46	0.43
PA	10	1,273,191.63	0.29
MO	16	1,239,725.33	0.28
NM	10	1,153,093.49	0.26
MS	1	850,000.00	0.19
ME	3	673,800.00	0.15
OH	9	641,290.00	0.15
KS	2	370,800.00	0.09
DE	1	364,000.00	0.08
Other	14	1,518,248.18	0.35
Total:	**1,772**	**$435,959,700.64**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Principal Balance
None	471	$100,958,096.43	23.16%
1% Amount Prepaid	35	3,270,433.36	0.75
1% of Orig. Bal.	9	641,290.00	0.15
2 Mo. Interest Amount Prepaid	23	5,404,505.40	1.24
2% of UPB	15	1,179,725.33	0.27
3 Mo. Interest of UPB	10	3,152,393.42	0.72
3% 2% of UPB	9	3,829,749.99	0.88
6 Mo. Interest Amount Prepaid >20% Orig. Bal.	1,200	317,523,506.71	72.83
Total:	**1,772**	**$435,959,700.64**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Full	1,120	$262,238,290.13	60.15%
Stated	553	149,732,572.84	34.35
Limited	98	23,748,337.67	5.45
No Ratio	1	240,500.00	0.06
Total:	**1,772**	**$435,959,700.64**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
3.001 - 3.500	1	$337,662.87	0.09%
3.501 - 4.000	1	337,500.00	0.09
4.001 - 4.500	5	1,558,600.00	0.43
4.501 - 5.000	41	14,005,164.71	3.85
5.001 - 5.500	103	34,437,335.22	9.48
5.501 - 6.000	223	71,697,278.85	19.73
6.001 - 6.500	336	98,716,738.60	27.17
6.501 - 7.000	443	131,818,304.09	36.28
7.001 - 7.500	23	7,156,714.69	1.97
7.501 - 8.000	9	2,892,041.19	0.80
8.001 - 8.500	4	406,100.00	0.11
Total:	**1,189**	**$363,363,440.22**	**100.00%**

Minimum:	3.490%
Maximum:	8.500%
Weighted Average:	6.313%

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
2.000	1,187	$362,916,824.95	99.88%
3.000	2	446,615.27	0.12
Total:	**1,189**	**$363,363,440.22**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.001%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	1,189	$363,363,440.22	100.00%
Total:	**1,189**	**$363,363,440.22**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Principal Balance**
7.001 - 7.500	1	$114,000.00	0.03%
12.001 - 12.500	11	4,389,620.19	1.21
12.501 - 13.000	88	32,816,986.19	9.03
13.001 - 13.500	143	49,626,011.64	13.66
13.501 - 14.000	247	88,718,058.68	24.42
14.001 - 14.500	247	73,849,565.76	20.32
14.501 - 15.000	246	65,098,177.72	17.92
15.001 - 15.500	99	25,174,149.12	6.93
15.501 - 16.000	51	14,250,111.15	3.92
16.001 - 16.500	40	6,985,410.66	1.92
16.501 - 17.000	8	1,498,650.00	0.41
17.001 - 17.500	6	768,511.63	0.21
18.001 - 18.500	2	74,187.48	0.02
Total:	**1,189**	**$363,363,440.22**	**100.00%**

Minimum: 7.400%
Maximum: 18.500%
Weighted Average: 14.154%

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	9	$3,635,000.00	1.00%
5.501 - 6.000	74	27,320,475.30	7.52
6.001 - 6.500	142	49,501,068.79	13.62
6.501 - 7.000	262	94,396,457.76	25.98
7.001 - 7.500	250	74,661,240.61	20.55
7.501 - 8.000	246	65,098,177.72	17.92
8.001 - 8.500	99	25,174,149.12	6.93
8.501 - 9.000	51	14,250,111.15	3.92
9.001 - 9.500	40	6,985,410.66	1.92
9.501 - 10.000	8	1,498,650.00	0.41
10.001 - 10.500	6	768,511.63	0.21
11.001 - 11.500	2	74,187.48	0.02
Total:	**1,189**	**$363,363,440.22**	**100.00%**

Minimum: 5.300%
Maximum: 11.500%
Weighted Average: 7.177%

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Principal Balance
2006-04	1	$123,954.43	0.03%
2006-06	1	416,883.77	0.11
2006-07	3	431,050.34	0.12
2006-08	3	811,683.12	0.22
2006-09	173	52,907,341.57	14.56
2006-10	676	211,454,027.60	58.19
2006-11	5	2,100,554.00	0.58
2007-06	1	194,577.95	0.05
2007-07	2	347,702.50	0.10
2007-09	54	17,044,670.60	4.69
2007-10	259	73,806,305.00	20.31
2007-11	1	364,500.00	0.10
2009-09	2	737,714.34	0.20
2009-10	8	2,622,475.00	0.72
Total:	**1,189**	**$363,363,440.22**	**100.00%**